# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lionheart Holdings, CIK 0002015955
CUSIP: G5501C109
Title of class of securities: CLASS A ORDINARY SHARES, PAR VALUE $0.0001
Address of issuer's principal executive offices: 4218 NE, 2nd Avenue, Miami, Florida (FL), 33137
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002026363

## Reporting persons
- Lionheart Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 7,666,667; shared voting power 0; sole dispositive power 7,666,667; shared dispositive power 0; aggregate amount beneficially owned 7,666,667 (25% of the class)
- Ophir Sternberg: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,666,667; sole dispositive power 0; shared dispositive power 7,666,667; aggregate amount beneficially owned 7,666,667 (25% of the class)
  Comment: (1) See Item 4. These shares are the Issuer's Class B ordinary shares, which will automatically convert into shares of the Issuer's Class A ordinary shares at the time of the Issuer's initial business combination or earlier at the option of the holder and as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-279751). Lionheart Sponsor, LLC (the "Sponsor") is the record holder of the shares reported herein. Mr. Ophir Sternberg is the sole managing member of the Sponsor. As such, he may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by the Sponsor. Mr. Sternberg disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
  
  (2) Excludes 4,000,000 Class A ordinary shares which may be purchased by exercising warrants held by the Sponsor that are not presently exercisable.
  
  (3) Based on 23,000,000 Class A ordinary shares and 7,666,667 Class B ordinary shares issued and outstanding as of the date of this filing.

## Item 1. Issuer
Name of issuer: Lionheart Holdings
Address of issuer's principal executive offices: 4218 NE 2nd Avenue, Miami, FL 33137

## Item 2. Person Filing
Name of person filing: Lionheart Sponsor, LLC
Address of principal business office or, if none, residence: 4218 NE 2nd Avenue, Miami, FL 33137
Citizenship: Lionheart Sponsor, LLC is a limited liability company formed in Florida. Ophir Sternberg is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,666,667
Percent of class:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of February 13, 2025, the Reporting Persons may be deemed to beneficially own 7,666,667 shares of the Issuer's Class B ordinary shares, representing 25% of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary share is automatically convertible into the Issuer's Class A ordinary share at the time of the Issuer's Business Combination, or earlier at the option of the Reporting Persons, on a one-for-one basis, subject to adjustment, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-279751). The percentage of Class B ordinary shares held by the Reporting Persons is based on 23,000,000 Class A ordinary shares and 7,666,667 Class B ordinary shares issued and outstanding as of the date of this filing.

Lionheart Sponsor, LLC (the "Sponsor") is the record holder of the shares reported herein. Mr. Sternberg is the managing member of the Sponsor. As such, he may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by the Sponsor. Mr. Sternberg disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,666,667
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,666,667

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement (filed herewith).

## Signatures
- Lionheart Sponsor, LLC: /s/ Ophir Sternberg, Ophir Sternberg, as managing member of Lionheart Sponsor, LLC (02/13/2025)
- Ophir Sternberg: /s/ Ophir Sternberg, Ophir Sternberg (02/13/2025)